UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
Global Power Equipment Group Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37941P108
(CUSIP Number)
November 14, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                                                   [  ] Rule 13d-1(b)
	   [X] Rule 13d-1(c)
		   [ ] Rule 13d-1(d)










            	CUSIP No.  37941P108
	1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only). Gradient Partners, L.P. EIN 20-1708919

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
			(b)	[ ]
	3.	SEC Use Only
	4.	Citizenship or Place of Organization Delaware
	Number of			5.	Sole Voting Power			              0
	Shares Beneficially
             	Owned by Each	     6.  Shared Voting Power			1,481,079
	Reporting
	Person With:	     7.	Sole Dispositive Power			               0

	    8.	Shared Dispositive Power 		               3,229,775

	 9.	Aggregate Amount Beneficially Owned by Each Reporting Person  3,229,775
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                See Instructions[ ]
	11.	Percent of Class Represented by Amount in Row (9)   6.85%
	12.	Type of Reporting Person (See Instructions)  IA
	Item 1.
	(a) Name of Issuer
		Global Power Equipment Group Inc.
	(b) Address of Issuer?s Principal Executive Offices
		6120 South Yale, Suite 1480
		Tulsa OK 74136
	Item 2.
	(a) Name of Person Filing
	     Gradient Partners, L.P.
	(b) Address of Principal Business Office or, if none, Residence
		10 New King Street, Suite 214
		White Plains, NY 10604
	(c) Citizenship
		 Delaware Limited Partnership/US
	(d) Title of Class of Securities
		 Common Stock, $.001 par value
	(e) CUSIP Number
		 37941P108
	Item 3. If this statement is filed pursuant to ??240.13d-1(b) or
                240.13d-2(b) or (c),check whether the person filing is a:
	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
	(d)	Investment company registered under section 8 of the Investment Company
                Act of 1940 (15 U.S.C 80a-8).
	(e)     X    An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance
                with ?240.13d-1(b)(1)(ii)(F);
	(g)	A parent holding company or control person in accordance with
                ? 240.13d-1(b)(1)(ii)(G);
	(h)	A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                (15 U.S.C. 80a-3);

     	(j)	Group, in accordance with ?240.13d-1(b)(1)(ii)(J).
	Item 4. Ownership.
	     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer
             identified in Item 1.
	    (a) Amount beneficially owned: Gradient Partners, L.P., In its capacity as investment adviser, may be deemed to beneficially own 3,229,775 shares of the Issuer which are held
                 of record by clients of Gradient Partners, L.P.
	    (b)  Percent of class:      6.85%.
	    (c)  Number of shares as to which the person has:
	  (i)	Sole power to vote or to direct the vote		        0.
	 (ii)	Shared power to vote or to direct the vote	        1,481,079.
	 (iii)	Sole power to dispose or to direct the disposition of           0.
	 (iv)	Shared power to dispose or to direct the disposition of 3,229,775.

	Item 5. Ownership of Five Percent or Less of a Class
	     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

                                            N/A

	Item 6. Ownership of More than Five Percent on Behalf of Another Person.
	     The securities as to which this Schedule is being filed by Gradient
             Partners, L.P., in its capacity as investment adviser, are owned of record by clients of Gradient Partners,L.P.
             Such clients have the right to withdraw dividends or proceeds of sales of such securities from accounts managed by Gradient
             Partners,L.P.  No such client account owns more than 5% of this class of securities except as follows:
                                            N/A
	Item 7.   Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company
	     If a parent holding company has filed this schedule, pursuant to
             Rule 13d-1(b)(ii)(G),so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d),
             attach an exhibit stating the identification of the relevant subsidiary.

                                             N/A
	Item 8.  Identification and Classification of Members of the Group
	     If a group has filed this schedule pursuant to ?240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating
             the identity and Item 3 classification of each member of
             the group.  If a group has filed this schedule pursuant to
             ?240.13d-1(c)or ?240.13d-1(d), attach
             an exhibit stating the identity of each member of the group.


                                             N/A
	Item 9.  Notice of Dissolution of Group
	     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
                                             N/A
	Item 10. Certification
	     (a) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):
             By signing below I certify that,
             to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	     (b) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(c):
             By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2006

/s/ Robert E. Shea
Signature
Name/Title: Robert E. Shea,Chief Financial Officer